The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	For the Years Ended December 31
In millions, except ratios (Unaudited)	2011	2010	2009	2008	2007
Income from Continuing Operations Before Income Taxes	$3,601	$2,802	$469	$1,277	$4,192
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(1,223)	(1,112)	(630)	(787)	(1,122)
Distributed income of earnings of nonconsolidated affiliates	1,016	668	690	836	774
Capitalized interest	(90)	(72)	(61)	(97)	(85)
Amortization of capitalized interest	100	95	91	84	79
Preferred security dividends	—	—	(20)	(63)	(81)
Adjusted earnings	$3,404	$2,381	$539	$1,250	$3,757
Fixed charges:
Interest expense and amortization of debt discount	$1,341	$1,473	$1,571	$648	$584
Capitalized interest	90	72	61	97	85
Preferred security dividends	—	—	20	63	81
Rental expense – interest component	112	95	107	120	124
Total fixed charges	$1,543	$1,640	$1,759	$928	$874
Earnings available for the payment of fixed charges	$4,947	$4,021	$2,298	$2,178	$4,631
Ratio of earnings to fixed charges	3.2	2.5	1.3	2.3	5.3

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$340	$340	$312	$—	$—
Adjustment to pretax basis (at 35 percent)	183	183	168	—	—
Preferred stock dividends - pretax	$523	$523	$480	$—	$—
Combined fixed charges and preferred stock dividend requirements	$2,066	$2,163	$2,239	$928	$874
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.4	1.9	1.0	2.3	5.3